Exhibit 14.2

BONSO ELECTRONICS INTERNATIONAL INC.

Code of Ethics for

Senior Financial Officers

(Effective as of June 30, 2015)

Introduction.

This Code of Ethics for Senior Financial Officers has been adopted by the Board of Directors of Bonso Electronics International Inc. ("Corporation") to: (i) promote the honest and ethical conduct of the Corporation's senior financial officers as defined below, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote full, fair, accurate, timely and understandable disclosure in reports and documents the Corporation files with the United States Securities and Exchange Commission and in other public communications made by the Corporation; (iii) promote compliance with applicable governmental laws, rules and regulations; and (iv) provide for accountability for adherence to this Code of Ethics for Senior Financial officers. The Corporation has also adopted a Code of Ethics and Standards of Conduct for Employees of the Corporation, which is also applicable to the senior financial officers as defined below.

Applicability.

As used in this Code, the term Senior Financial Officer means the Corporation's Chairman, Chief Executive Officer, President, Chief Financial Officer and Chief Accounting Officer (or persons performing similar functions including financial controllers and treasurers), and those persons listed each year in the Company's Annual Report on Form 20-F as an officer of a subsidiary of the Company (together, "Senior Financial Officers").

Principles and Practices.

In performing his or her duties, each of the Senior Financial Officers must:

(1)      maintain high standards of honest and ethical conduct and avoid any actual or apparent conflict of interest;

(2)      report to the Audit Committee of the Board of Directors any conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to a conflict;

(3)      provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with or submits to the Securities and Exchange Commission and in other public communications;

(4)      comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations; and

(5)      promptly report violations of this Code to the Audit Committee. Waiver.

Any request for a waiver of any provision of this Code must be in writing and addressed to the Audit Committee. Any waiver of this Code will be disclosed promptly in a document filed under cover of Form 6-K or any other means approved by the Securities and Exchange Commission.

Compliance and Accountability.

The Audit Committee will assess compliance with this Code, report material violations to the Board of Directors, and recommend to the Board appropriate action.

APPROVED Effective as of July 13, 2004

And Amended by the Board of Directors effective as of June 30, 2015